UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Vacasa, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.00001 PAR VALUE

(Title of Class of Securities)

91854V107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 91854V107	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Level Equity Opportunities Fund 2015, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER --0--
	6.	SHARED VOTING POWER --7,424,689*--
	7.	SOLE DISPOSITIVE POWER --0--
	8.	SHARED DISPOSITIVE POWER --7,424,689*--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON --7,424,689*--
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.4%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

Consists of (a) 901,795 shares of Class A Common Stock, par value of $0.00001 per share, of the Issuer (the “Class A Common Stock”) and (b) 6,522,894 shares of Class B Common Stock, par value of $0.00001 per share, of the Issuer (the “Class B Common Stock”) and an equivalent number of common units (“OpCo Units”) of Vacasa Holdings LLC (“OpCo”), which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to that certain Fourth Amended and Restated Limited Liability Company Agreement of OpCo (the “OpCo LLC Agreement”) and the Certificate of Incorporation of the Issuer.

**

The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 221,316,689 shares of Class A Common Stock, which consists of (a) 214,793,795 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Registration Statement on Form S-1 (File No. 333-261922) filed with the SEC on December 28, 2021, and (b) 6,522,894 shares of Class A Common Stock, assuming all shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of OpCo Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Level Equity Opportunities Fund 2018, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER --0--
	6.	SHARED VOTING POWER --6,299,219*--
	7.	SOLE DISPOSITIVE POWER --0--
	8.	SHARED DISPOSITIVE POWER --6,299,219*--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON --6,299,219*--
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.9%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

Consists of (a) 868,798 shares of Class A Common Stock, and (b) 5,430,421 shares of Class B Common Stock and an equivalent number of OpCo Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement and the Certificate of Incorporation of the Issuer.

**

The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 220,224,216 shares of Class A Common Stock, which consists of (a) 214,793,795 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Registration Statement on Form S-1 (File No. 333-261922) filed with the SEC on December 28, 2021, and (b) 5,430,421 shares of Class A Common Stock, assuming all shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of OpCo Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LEGP II AIV(B), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER --0--
	6.	SHARED VOTING POWER --4,553,127*--
	7.	SOLE DISPOSITIVE POWER --0--
	8.	SHARED DISPOSITIVE POWER --4,553,127*--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON --4,553,127*--
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Consists of 4,533,127 shares of Class A Common Stock.
**

The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 214,793,795 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Registration Statement on Form S-1 (File No. 333-261922) filed with the SEC on December 28, 2021.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LEGP I VCS, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER --0--
	6.	SHARED VOTING POWER --4,737,011*--
	7.	SOLE DISPOSITIVE POWER --0--
	8.	SHARED DISPOSITIVE POWER --4,737,011*--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON --4,737,011*--
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Consists of (a) 43,661 shares of Class A Common Stock, and (b) 4,693,350 shares of Class B Common Stock and an equivalent number of OpCo Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement and the Certificate of Incorporation of the Issuer.

**

The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 219,487,145 shares of Class A Common Stock, which consists of (a) 214,793,795 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Registration Statement on Form S-1 (File No. 333-261922) filed with the SEC on December 28, 2021, and (b) 4,693,350 shares of Class A Common Stock, assuming all shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of OpCo Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LEGP II VCS, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER --0--
	6.	SHARED VOTING POWER --12,358,746*--
	7.	SOLE DISPOSITIVE POWER --0--
	8.	SHARED DISPOSITIVE POWER --12,358,746*--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON --12,358,746*--
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Consists of (a) 113,911 shares of Class A Common Stock, and (b) 12,244,835 shares of Class B Common Stock and an equivalent number of OpCo Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement and the Certificate of Incorporation of the Issuer.

**

The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 227,038,630 shares of Class A Common Stock, which consists of (a) 214,793,795 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Registration Statement on Form S-1 (File No. 333-261922) filed with the SEC on December 28, 2021, and (b) 12,244,835 shares of Class A Common Stock, assuming all shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of OpCo Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Level Equity – VCS Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER --0--
	6.	SHARED VOTING POWER --4,712,644*--
	7.	SOLE DISPOSITIVE POWER --0--
	8.	SHARED DISPOSITIVE POWER --4,712,644*--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON --4,712,644*--
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Consists of (a) 43,437 shares of Class A Common Stock, and (b) 4,669,227 shares of Class B Common Stock and an equivalent number of OpCo Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement and the Certificate of Incorporation of the Issuer.

**

The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 219,463,022 shares of Class A Common Stock, which consists of (a) 214,793,795 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Registration Statement on Form S-1 (File No. 333-261922) filed with the SEC on December 28, 2021, and (b) 4,669,227 shares of Class A Common Stock, assuming all shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of OpCo Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Level Equity Associates II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER --0--
	6.	SHARED VOTING POWER --24,336,562*--
	7.	SOLE DISPOSITIVE POWER --0--
	8.	SHARED DISPOSITIVE POWER --24,336,562*--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON --24,336,562*--
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.4%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Consists of (a) 901,795 shares of Class A Common Stock held by Level Equity Opportunities Fund 2015, L.P., 4,553,127 shares of Class A Common Stock held by LEGP II AIV(B) L.P. and 113,911 shares of Class A Common Stock held by LEGP II VCS, LLC, and (b) 6,522,894 shares of Class B Common Stock and an equivalent number of OpCo Units held by Level Equity Opportunities Fund 2015, L.P. and 12,244,835 shares of Class B Common Stock and an equivalent number of OpCo Units held by LEGP II VCS, LLC, which Class B Common Stock and OpCo Units together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement and the Certificate of Incorporation of the Issuer. The general partner of Level Equity Opportunities Fund 2015, L.P. and LEGP II AIV(B) L.P., and the sole member of LEGP II VCS, LLC, are controlled by the Reporting Person.

**

The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 233,561,524 shares of Class A Common Stock, which consists of (a) 214,793,795 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Registration Statement on Form S-1 (File No. 333-261922) filed with the SEC on December 28, 2021, and (b) 18,767,729 shares of Class A Common Stock, assuming all shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of OpCo Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Benjamin Levin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER --0--
	6.	SHARED VOTING POWER --40,085,456*--
	7.	SOLE DISPOSITIVE POWER --0--
	8.	SHARED DISPOSITIVE POWER --40,085,456*--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON --40,085,456*--
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.1%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Consists of (a) 901,795 shares of Class A Common Stock held by Level Equity Opportunities Fund 2015, L.P., 868,798 shares of Class A Common Stock held by Level Equity Opportunities Fund 2018, L.P., 4,553,127 shares of Class A Common Stock held by LEGP II AIV(B) L.P., 43,611 shares of Class A Common Stock held by LEGP I VCS, LLC, 113,911 shares of Class A Common Stock held by LEGP II VCS, LLC, and 43,437 shares of Class A Common Stock held by Level Equity – VCS Investors, LLC, and (b) 6,522,894 shares of Class B Common Stock and an equivalent number of OpCo Units held by Level Equity Opportunities Fund 2015, L.P., 5,430,421 shares of Class B Common Stock and an equivalent number of OpCo Units held by Level Equity Opportunities Fund 2018, L.P., 4,693,350 shares of Class B Common Stock and an equivalent number of OpCo Units held by LEGP I VCS, LLC, 12,244,835 shares of Class B Common Stock and an equivalent number of OpCo Units held by LEGP II VCS, LLC, and 4,669,227 shares of Class B Common Stock and an equivalent number of OpCo Units held by Level Equity – VCS Investors, LLC, which Class B Common Stock and OpCo Units together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement and the Certificate of Incorporation of the Issuer. The sole member of LEGP I VCS, LLC is controlled by Level Equity Associates, LLC. The general partner of Level Equity Opportunities Fund 2015, L.P. and LEGP II AIV(B) L.P., and the sole member of LEGP II VCS, LLC are controlled by Level Equity Associates II, LLC. The general partner of Level Equity Opportunities Fund 2015, L.P. is controlled by Level Equity Associates IV, LLC. The sole manager of Level Equity – VCS Investors, LLC is Level Equity Management, LLC. The managing members of each of Level Equity Associates, LLC, Level Equity Associates II, LLC, Level Equity Associates IV, LLC and Level Equity Management, LLC are the Reporting Person and George McCulloch.

**

The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 248,354,522 shares of Class A Common Stock, which consists of (a) 214,793,795 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Registration Statement on Form S-1 (File No. 333-261922) filed with the SEC on December 28, 2021, and (b) 33,560,727 shares of Class A Common Stock, assuming all shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of OpCo Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) George McCulloch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER --0--
	6.	SHARED VOTING POWER --40,085,456*--
	7.	SOLE DISPOSITIVE POWER --0--
	8.	SHARED DISPOSITIVE POWER --40,085,456*--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON --40,085,456*--
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.1%**
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Consists of (a) 901,795 shares of Class A Common Stock held by Level Equity Opportunities Fund 2015, L.P., 868,798 shares of Class A Common Stock held by Level Equity Opportunities Fund 2018, L.P., 4,553,127 shares of Class A Common Stock held by LEGP II AIV(B) L.P., 43,611 shares of Class A Common Stock held by LEGP I VCS, LLC, 113,911 shares of Class A Common Stock held by LEGP II VCS, LLC, and 43,437 shares of Class A Common Stock held by Level Equity – VCS Investors, LLC, and (b) 6,522,894 shares of Class B Common Stock and an equivalent number of OpCo Units held by Level Equity Opportunities Fund 2015, L.P., 5,430,421 shares of Class B Common Stock and an equivalent number of OpCo Units held by Level Equity Opportunities Fund 2018, L.P., 4,693,350 shares of Class B Common Stock and an equivalent number of OpCo Units held by LEGP I VCS, LLC, 12,244,835 shares of Class B Common Stock and an equivalent number of OpCo Units held by LEGP II VCS, LLC, and 4,669,227 shares of Class B Common Stock and an equivalent number of OpCo Units held by Level Equity – VCS Investors, LLC, which Class B Common Stock and OpCo Units together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement and the Certificate of Incorporation of the Issuer. The sole member of LEGP I VCS, LLC is controlled by Level Equity Associates, LLC. The general partner of Level Equity Opportunities Fund 2015, L.P. and LEGP II AIV(B) L.P., and the sole member of LEGP II VCS, LLC are controlled by Level Equity Associates II, LLC. The general partner of Level Equity Opportunities Fund 2015, L.P. is controlled by Level Equity Associates IV, LLC. The sole manager of Level Equity – VCS Investors, LLC is Level Equity Management, LLC. The managing members of each of Level Equity Associates, LLC, Level Equity Associates II, LLC, Level Equity Associates IV, LLC and Level Equity Management, LLC are Ben Levin and the Reporting Person.

**

The percentage of shares beneficially owned as set forth in row 11 above is based on a total of 248,354,522 shares of Class A Common Stock, which consists of (a) 214,793,795 shares of Class A Common Stock outstanding as of December 6, 2021, as reported by the Issuer in its Registration Statement on Form S-1 (File No. 333-261922) filed with the SEC on December 28, 2021, and (b) 33,560,727 shares of Class A Common Stock, assuming all shares of Class B Common Stock beneficially owned by the Reporting Person (along with an equivalent number of OpCo Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

Item 1(a). Name of Issuer:

Vacasa, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

850 NW 13th Avenue

Portland, OR 97209

Item 2(a). Name of Person Filing:

This statement is being filed by the following persons (the “Reporting Persons” and each a “Reporting Person”) pursuant to an agreement of joint filing:

(i)	Level Equity Opportunities Fund 2015, L.P.;

(ii)	Level Equity Opportunities Fund 2018, L.P.;

(iii)	LEGP II AIV (B), L.P.;

(iv)	LEGP I VCS, LLC;

(v)	LEGP II VCS, LLC;

(vi)	Level Equity – VCS Investors, LLC;

(vii)	Level Equity Associates II, LLC;

(viii)	Benjamin Levin; and

(ix)	George McCulloch.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

c/o 140 East 45th Floor, New York, New York 10017

Item 2(c). Citizenship:

See response to Item 4 of each of the cover pages and Item 2(a) above.

Item 2(d). Title of Class of Securities:

Class A Common Stock, par value of $0.00001 per share, of the Issuer

Item 2(e). CUSIP Number:

91854V107

Item 3. Not Applicable.

Item 4. Ownership.

Information set forth in Item 5-11 on the cover pages of this Schedule 13G for the Reporting Persons is incorporated by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Certain of the Reporting Persons, certain affiliates of Riverwood Capital Partners, Silver Lake Group, TPG Pace Solutions Corp. and Mossytree Inc., as set forth on Exhibit 2 hereto (collectively, the “Stockholders”) are parties to a Stockholders Agreement of the Issuer (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, certain of the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Act. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with the Stockholders listed on Exhibit 2 attached hereto are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

/s/ Benjamin Levin
Benjamin Levin

/s/ George McCulloch
George McCulloch

Level Equity Opportunities Fund 2015, L.P.
By: Level Equity Partners II (GP), L.P. its general partner By: Level Equity Associates II, LLC its general partner

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

Level Equity Opportunities Fund 2018, L.P.

By: Level Equity Partners IV (GP), L.P. its general partner By: Level Equity Associates IV, LLC its general partner

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

LEGP II AIV(B), L.P.

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

LEGP I VCS, LLC

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

LEGP II VCS, LLC

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

Level Equity – VCS Investors, LLC

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

Level Equity Associates II, LLC

By:	/s/ Nathan Linn
	Name:	Nathan Linn
	Title:	Chief Operating Officer

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 2.	List of Members of Group